INVEST IN **BSP COMICS**

The world's first black owned webtoons app


BLACK SANDS
PUBLISHING
DISCOVER
MY LIBRARY

Highlights

Highlights

1. 90,000 users in 2 months
2. 40 different titles from diverse creators.
3. Holds the digital rights to the most popular series in the black community, Black Sands.
4. Modern gaming mechanics to differentiate the platform from competitors like Webtons.
5. Hundreds of chapters of content available currently.

Our Team

Our Team



Manuel Godoy

One of the only black comic publishers in the world with over a million in revenue a year.

Historically, black creators have been marginalized due to false logic based on marketability. This led to the same type of depressing content made for black people over and over again. We decided to change the narrative and make genuine change. Our kids deserve their own cutural history too.



Geiszel Godoy

CFO of Black Sands Entertainment and writer of multiple series.

THE BSP MOVEMENT


Done
BSP Comics
Black Sands Publishing
OPEN
4.9
12+
Years Old
Books
What's New
Version History
Version 1.2.7
1d ago
Thanks for using BSP Comics!
We updated the Missions and made a few improvements to make the app even bette more
Preview


play.google.com
Google Play
BSP Comics
Black Sands Entertainment Inc
Books & Reference
Teen
Install
Add to Wishlist
This app is available for some of your devices
Find new stories or share your own with Black Sands Publishing, the no.1 black-owned indie comic brand in the nation.
Home to epic sagas, comics, and mangas from the best storytellers in the black community. History? We got that. Fantasy? Say no more. Whatever you want, we have it and more
READ MORE

Download the app and find out what you are investing in!


PROBLEM/OPPORTUNITY
Authentic black representation has been lacking in the comic industry for years. Content creators with bold unapologetic stories always received rejections whenever they wanted to tell stories about African cultures, fantasies, and sci-fi.
Because of the long absence of this core content for black and brown consumers, demand it at an all time high and BSP Comics has taken up the space to deliver this high quality content directly to consumers.
BLACK SANDS
PUBLISHING


VALUE PROPOSITION
SOLUTION
Scale a distribution platform (BSP Comics) that is highly niche to reach a specific audience and dominate the market share.
HOW
Gather talented creators and titles that are popular in the community while also employing influencers on social media.
EXPERTISE
Black Sands in the most popular comic series in the black community and it thrives the scaling of the app. The app is also being developed and maintained by Majestyk, a top tier development studio.
BLACK SANDS
PUBLISHING


KEY HIRES
EDITOR IN CHIEF
This is the standard bearer of the brand who will make sure our brand integrity is held through hundreds of titles.

We need to be covered by the press at all times and that means full time resources dedicated to that effort.

INFLUENCER MANAGER

Influencer marketing is the most efficient way to drive downloads. We need someone who will work on this full time in order to increase efficiency in our ad spend.

BLACK SANDS PUBLISHING

UNDERLYING TRACTION

WHY BSP COMICS?

Our accomplishments include the following:

- 40,000 users in the first month.
- Top 100 book apps consistently, outranking Marvel and DC.
- 30+ series with over 400 chapters.
- Strategic partners in the cultural space.
- Owns the digital comic rights of all BSE titles.

ZERO debt.

BLACK SANDS PUBLISHING


DISCOVER
MY LIBRARY
Featured Series
SEE MORE
Flame
Ineola
Elysium
Monarchs
Macchiato!
New Series
Kaleidoscope
UNRIVALED
Immortal Blood
Tales of Alkebulan
So Childish
No.Cinderella
Ethereal Saga
Shattered glass

BUSINESS MODEL

ADVERTISING

Our public facing build of BSP Comics will primarily make revenue from advertisements. Our app is free to play. As such, scaling is a top priority.

LICENSING

Our education facing build will run off licensing to schools and libraries across the nation for a low fee per semester, per student. This has huge potential.

BLACK SANDS PUBLISHING

GO-TO-MARKET STRATEGY


MIGRATION
Convert collective social media followings to the BSP Comics app.
CONVERSION
Cultivate a buying mentality in supporters from a cultural perspective.
RIVAL
Compete with Webtoons and Tapas on the big stage for dominance in mobile.
BLACK SANDS
PUBLISHING


LIBRARY
News
Major Patch! Be sure to update.
Mission Overhaul, Currency Compensation, Music fixes, lore card hotfix, and more.
Please review the app on the app store. Thank you!
BLACK SANDS STORY
FEATURED SERIES
MISSIONS
ACCOUNT
COMIC GACHA
LORE GACHA
SHOP
ARCHIVES
PALACE
GACHA
FORUM


COMPETITIVE ANALYSIS DISTRIBUTION
Strengths
Weakness
BLACK SANDS PUBLISHING
Strong niche market.
Doesn't rely on comic book fans for profits
Pioneering enterprise
COMIXOLOGY
Focus exclusively on industry titles.
Unpopular with Indie creators
WEBTOON
Massive catalog of content.
No curation.
Algorithm bias hurts minority creators.
LEZHIN COMICS
Premium Comics of high quality standards.
Subscription model and out of touch content for market.
BLACK SANDS
PUBLISHING


THE FOUNDERS
MANUEL GODOY
FOUNDER | CONTENT DEVELOPER | INFLUENCER
Award-winning author of multiple series. Social media influencer with millions of impressions a month.
GEISZEL GODOY
CO-FOUNDER | CHILDREN'S LIT AUTHOR | EDUCATOR
Writer of the children's books in the company and manager of logistics. Plays a vital role in outreach


and government contracts.
BLACK SANDS


APPLICATION BEST CASE PROJECTIONS & KEY METRICS
Assuming 3% of all users are subscribers and 5% spend money in our app.
REVENUE = 1.2 Million Monthly + 5 Million in transactions yearly.
5000
EPISODES OF CONTENT
4M
USERS
3%
SUBSCRIBERS
5%
CONVERSION RATE
This is where our application audience and content will be in the year 2023 assuming the best possible outcome.
BLACK SANDS

This slide contains forward-looking projections that cannot be guaranteed.

Downloads

BSP Deck 2021.pdf